UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001- 35016

TROOPS, Inc.

(Registrant’s Name)

Unit A, 18/F, 8 Fui Yiu Kok Street,
Tsuen Wan, New Territories,
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on May 1, 2025, TROOPS, Inc. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from March 18, 2025 to April 30, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

On September 18, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the 17 consecutive business days from August 25, 2025 to September 16, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPS, Inc.

Date: September 26, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer

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